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                                                                     Exhibit 7.2


                  CUMULUS ACQUIRES 16 RADIO STATIONS IN FOUR MARKETS

     MILWAUKEE, July 6 -- Cumulus Media Inc. (NASDAQ:CMLS), the Milwaukee-based radio broadcasting group, today announced the closing of three acquisitions involving 16 radio stations in four markets for a total purchase price of
approximately $65 million.   The cities involved are Chattanooga, TN;
Montgomery, AL;  Marion-Carbondale, IL and Odessa-Midland, TX.

      "These are all robust and growing markets," stated Lew Dickey, Executive Vice Chairman of Cumulus. "With these acquisitions, we have assembled the top-rated radio properties and created the leading clusters in each market which are poised for tremendous growth."

     Cumulus acquired the stock of Colonial Broadcasting, Inc., now known as CBA Broadcasting, Inc., from Robert Lowder for $39 million. In Chattanooga, CBA owns and operates WUSY(FM), a 100 kW Country station that is one of the most highly rated country music stations in the nation. Together with the previously announced agreement to acquire WLMX-AM/FM and WZST(FM) from the Wicks Broadcasting Group, which is pending FCC approval, Cumulus will own 3 FM stations and 1 AM station in the Chattanooga market. Chattanooga is the 102nd largest out of 267 Arbitron rated radio markets in the country.

     The CBA acquisition also provided Cumulus with a strong entry into the Montgomery market with 2 FM and 2 AM stations -- WMXS(FM), WLWI(FM), WMSP(AM),
and WNZZ(AM).   The FM stations both broadcast at 100 kW of power.  Montgomery, the 143rd ranked radio market, is the state capital of Alabama and is home to Maxwell Air Force Base and several universities and colleges including Alabama State, Auburn-Montgomery and Troy State-Montgomery.

     Marion-Carbondale is the home of the University of Illinois-Carbondale campus and is the 209th largest Arbitron rated market. Cumulus acquired 4 FM and 2 AM stations in Marion-Carbondale from Clearly Superior Radio for $12.5 million, including WDDD-AM/FM, WTAO(FM), WVZA(FM), WQUL(FM) and WFRX(AM).

     In Odessa-Midland, the 174th largest radio market, Cumulus completed the acquisition of New Frontier Communications, Inc. from its shareholder group for $14 million. New Frontier is the owner and operator of 4 FM and 1 AM stations, including KBAT(FM), KODM(FM), KNFM(FM), KGEE(FM), and KMND(AM). Three of the four FM stations broadcast with 100 kW, with KGEE(FM) at 98 kW. Cumulus is adding the Odessa-Midland stations to its West Texas regional cluster, which includes stations in Abilene, Amarillo, and Wichita Falls.

     Cumulus Media Inc. is a radio broadcasting company focused on the acquisition, operation and development of radio stations in mid-sized and smaller radio markets in the U.S. The Company currently owns or operates 111
radio stations in 22 U.S. radio markets.   Including all stations owned and
pending, Cumulus controls 176 stations in 34 markets making it the nation's 4th largest radio broadcaster in terms of stations. Cumulus recently completed an initial public offering and the sale of public preferred stock and bonds for total gross proceeds of $394 million. Richard Weening is Executive Chairman of Cumulus. William Bungeroth is President of Cumulus' operating subsidiary, Cumulus Broadcasting Inc.


CONTACT:  Mark Goff, 414-277-0606
               or
          Cumulus Media Inc.
          Linda Fischer,  414-615-2800